Exhibit 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REED ELSEVIER NV CONSOLIDATED FINANCIAL STATEMENTS
We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and Registration Statement No. 333-143605 of Reed Elsevier PLC and Reed Elsevier NV on Form S-8 of our reports dated February 20, 2008 (November 26, 2008 as to the effects of the presentation of Reed Business Information as a discontinued operation as described in note 4 to the combined financial statements), relating to the consolidated financial statements of Reed Elsevier NV.
Deloitte Accountants B.V.
Amsterdam, The Netherlands
November 26, 2008